# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Interactive Technologies, Inc., CIK 0001911545
CUSIP: 411292204
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 160, Yeouiseo-ro, Yeongdeungpo-Gu, Seoul, Korea Republic Of (M5), 07231
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0002062532
Persons authorized to receive notices and communications: Amy Xianglin Shi, Evan Trust, 950 N Kings Rd #218, West Hollywood, California (CA), 90068, 1-323-813-5589

## Reporting persons
- Evan Trust (CIK 0002062532): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 300,000; shared voting power 0; sole dispositive power 300,000; shared dispositive power 0; aggregate amount beneficially owned 300,000 (10.2% of the class)
- Amy Xianglin Shi (CIK 0002062471): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 312,500; shared voting power 0; sole dispositive power 312,500; shared dispositive power 0; aggregate amount beneficially owned 312,500 (10.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Global Interactive Technologies, Inc.
Address of issuer's principal executive offices: 160, Yeouiseo-ro, Yeongdeungpo-Gu, Seoul, Korea Republic Of (M5), 07231
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Evan Trust (the "Evan Trust") and Amy Xianglin Shi, as trustee of the Evan Trust.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on the attached Exhibit 99.3 and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, with respect to the trustee of the Evan Trust (the "Covered Person"). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making due inquiry.
Residence or business address:
The principal business address and office of the Reporting Persons and each Covered Person is 950 N Kings Rd #218

West Hollywood, California 90068.
Present principal occupation or employment: The Evan Trust is an irrevocable trust formed under the laws of the state of Delaware. The principal occupation of Ms. Shi is director of the Issuer.
Criminal convictions in the last five years: No Reporting Person, nor any Covered Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a trust formed under the laws of the state of Delaware. Ms. Shi is a citizen of the United States. The citizenship of each Covered Person is set forth on Exhibit 99.3 and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 300,000 shares of the Issuer's Common Stock, par value $0.001 per share (the "Shares"), were issued to the Evan Trust pursuant to the transaction described further in Item 6 below, and were exchanged for a total of $210,000 worth of debt owed to the Evan Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer.

On December 30, 2024, prior to the date of the transaction described in Item 6 of this Schedule 13D, Amy Xianglin Shi, the trustee of the Evan Trust, was appointed as a director of the Issuer's Board of Directors.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of the Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Items 1-4 and 7-13 of the cover page of this Schedule 13D are incorporated herein by reference.

Ms. Shi is the trustee of the Evan Trust and therefore has voting and dispositive power over the Shares owned by the Evan Trust. Ms. Shi is not a beneficiary of the Evan Trust. Therefore, Ms. Shi does not have any pecuniary interest in the Shares and disclaims beneficial ownership of such Shares.

The aggregate percentage of Shares reported owned by the Reporting Persons is based on information furnished by the Issuer to the Reporting Persons regarding the shares of common stock outstanding as of March 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, the Reporting Persons have not effected any transactions in the Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 18, 2025, the Issuer entered into a Debt Conversion Agreement (the "Debt Conversion Agreement") with the Evan Trust, pursuant to which the Issuer and the Evan Trust agreed to convert $210,000 owed to the Evan Trust by the Issuer into 300,000 shares of the Issuer's common stock (the "Transaction").

The Debt Conversion Agreement contains customary representations, warranties and agreements of the Issuer and the Evan Trust, indemnification rights and other obligations of the parties.

The foregoing description of the Debt Conversion Agreement does not purport to be complete and is qualified in its entirety by reference to the Debt Conversion Agreement, which is filed as an exhibit to this Schedule 13D, and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Debt Conversion Agreement, dated February 18, 2025, by and among Global Interactive Technologies, Inc. and the Evan Trust (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Global Interactive Technologies, Inc., on March 18, 2025).

99.2 - Joint Filing Agreement.

99.3 - Covered Persons.

## Signatures
- Evan Trust: /s/ Amy Xianglin Shi, Amy Xianglin Shi, Trustee (05/22/2025)
- Amy Xianglin Shi: /s/ Amy Xianglin Shi, Amy Xianglin Shi (05/22/2025)